UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on May 26, 2009.

 Exhibit 1

Omega Navigation Enterprises, Inc. Announces New Time Charter on the Omega King

Piraeus, Greece, May 26, 2009 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has entered in to a new time charter agreement on the Omega King for a period of one year with an option period of one year with  Torm A/S (Torm).

Time Charter of the Omega King

Effective May 23, 2009, the Omega King entered into a new one year time Charter with its current charterer, Torm, with Torm having the option to extend the charter for an additional year at a higher rate.  The vessel will be chartered for the first year at an average base rate of $16,500 per day with a profit sharing arrangement between Omega and Torm.  That base rate the second year increases to $20,000 per day with a profit sharing arrangement with earnings above that base level shared equally between Omega and Torm.

This charter gives the Company 100% time charter coverage currently.    For the second half of 2009 until mid 2010 the Company currently has 75% time charter coverage on its current  fleet .

George Kassiotis, President and CEO of Omega commented, “We are extremely pleased to continue our excellent relationship with Torm, who has been chartering the Omega King since its delivery from the shipyard.  Torm is a valuable partner in the product tanker market and an extremely good counterparty, having been founded in 1889 and is listed on both the Copenhagen stock exchange and the NASDAQ.    This recent fixture is expected to generate EBITDA, before any additional income from the profit sharing arrangement, of approximately $3.9 million in the first year and $5.1 million in the second year if the option is declared.  Even in this very challenging economic climate and difficult shipping markets, Omega is coming closer to having its entire fleet chartered out to be better able to weather these current conditions.”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of nine double hull product tankers. The current fleet includes nine double hull product tankers with a carrying capacity of 559,358 dwt., of which one double hull product tanker, with a capacity of 47,000 dwt, is owned through a 50/50 joint venture with Glencore International AG (through wholly owned subsidiaries). These nine product tankers are chartered out under period time charters. Furthermore, the company has also announced the signing of shipbuilding contracts in June of 2007 to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011. The company also announced in May of 2008 that it had entered into an agreement with an unrelated third party to purchase one newbuilding 47,000 dwt. coated product / chemical tanker under construction at Hyundai Mipo Dockyard in South Korea, scheduled to be delivered in the third quarter of 2010.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 26, 2009

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer